SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               REGENT GROUP, INC.
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                                (Name of Issuer)

                        Common Stock, par value $.06-2/3
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                         (Title of Class of Securities)
                                   758882 104
                                 (CUSIP Number)

                                  David Miller
                                 1748 Monroe Ave
                                 Bronx, NY 10457

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 27, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758882 104


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CUSIP No. 758882 104                                           Page 2 of 7 pages

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      David Miller
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)(a) [ ]   (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)
      [SC]
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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                        7       SOLE VOTING POWER
                                32,862,269(1)
      NUMBER OF         --------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               0
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 32,862,269(1)
        PERSON          --------------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      32,862,269(1)
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.5%(1)
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14    TYPE OF REPORTING PERSON (See Instructions)
      IN
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(1)  Represents  shares of common stock  issuable  upon  conversion  of Series D
Preferred  Stock  (including  outstanding  Series D Preferred Stock and Series D
Preferred Stock issuable upon exercise of warrants). Percentage calculation assumes conversion of all outstanding Series D Preferred Stock as well as Series D Preferred Stock underlying warrants owned by the reporting person. Does not take into account Reporting Person's sale, on January 11, 2002, of Series D Preferred Stock that is convertible into 1,428,627 shares of the Issuer. Taking this sale into account, the Reporting person, as of January 11, 2002, had sole voting and dispositive power over 31,397,642 shares of Common Stock which would represent approximately 16.6% of the class of Common Stock at that date.


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CUSIP No. 758882 104                                           Page 3 of 7 pages

ITEM 1.     SECURITY AND ISSUER

            This statement relates to shares of common stock, $.06-2/3 par value per share (the "Common Stock") of Regent Group, Inc. (the "Corporation"). The Corporation's principal executive office is located at 1 Anderson Hill Rd., Suite 103, Bernardsville, NJ 07924.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by David Miller (the "Reporting Person").
            (b) The address of the Reporting Person is:

            1748 Monroe Avenue
            Bronx, NY 10457

            (c) The principal occupation of the Reporting person is consultant.

            (d) During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Reporting Person acquired Series D Preferred Stock ("D Preferred Stock") of the Corporation in the merger of a newly-formed wholly-owned subsidiary of the Corporation with and into Millennium Biotechnologies, Inc. ("Millennium"). He received 47,500 shares of Series D Preferred for his 1,900,000 shares of Millennium in the merger.

            Pursuant to the merger agreement between the Corporation, Millennium and all of the stockholders of Millennium (the "Merger Agreement"), Millennium paid $145,000 of the Corporation's debts and the Millennium Stockholders received .025 shares of D Preferred Stock in exchange for each of their shares of Millennium common stock; 237,049.7 shares of D Preferred in the aggregate. Each share of D Preferred stock is convertible into 641.215 shares of our common stock and entitles the holder thereof to 641.215 votes. Accordingly, the Reporting Person's shares of D Preferred Stock are convertible into an aggregate of 30,457,713 shares of the Corporation's Common Stock.


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CUSIP No. 758882 104                                           Page 4 of 7 pages

            The Corporation anticipates that it will convert all D Preferred Stock into Common Stock within the next 60 days.

            The Reporting Person also own warrants to purchase 150,000 shares of Millennium. As a result of the merger, these warrants now entitle him to purchase 3,750 shares of D Preferred Stock. Assuming that all D Preferred Stock is converted into Common Stock of the Corporation, these warrants entitle the Reporting Person to purchase 2,404,556 shares of Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Person acquired beneficial ownership in the Series D Preferred Stock for investment purposes, not with the intent of taking control of the Corporation. Prior to the Merger, the Corporation had no material business operations.

            (a) Except as set forth in item 5(c) and the possible exercise of the Warrants discussed in Item 3 above, the Reporting Person does not have any present plan or proposal as a stockholder which relates to the disposition or acquisition of additional securities of the Corporation.

            (b) The Reporting Person knows of no anticipated extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Corporation or its subsidiary other than is already public record and the Reporting Person has no plan or proposal related thereto.

            (c) The Reporting Person knows of no anticipated sale or transfer of a material amount of the assets of the Corporation or its subsidiary and the Reporting Person has no plan or proposal related thereto.

            (d) The Reporting Person knows of no anticipated change in the Corporation's Board of Directors and the Reporting Person has no plan or proposal related thereto.

            (e) The Reporting Person knows of no anticipated change in the present capitalization or dividend policy of the Corporation other than is already public record and the Reporting Person has no plan or proposal related thereto.

            (f) The Reporting Person knows of no anticipated material change in the Corporation's business or corporate structure other than resulted from the merger or that is already public record and the Reporting Person has no plan or proposal related thereto.

            (g) The Reporting Person knows of no anticipated changes to the Corporation's Certificate of Incorporation or By-laws other than is already public record and the Reporting Person has no plan or proposal related thereto.

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CUSIP No. 758882 104                                           Page 5 of 7 pages

            The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (h) through (j) of Item 4.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of July 27, 2001, the effective date of the merger described in Item 3 above, the Corporation had issued and outstanding 6,000,000 shares of Common Stock. 237,049.7 shares of D Preferred Stock were issued in the merger; which shares are convertible into an aggregate of 151,999,823 shares of the Corporation's Common Stock. See Item 3 for details on the issuance of the D Preferred Stock including the exchange and conversion ratios. The Corporation anticipates that it will convert all D Preferred Stock into Common Stock within the next 60 days. Accordingly, for purposes of this Schedule 13D, the 151,999,823 shares of the Corporation's Common Stock issuable upon conversion of the D Preferred Stock is deemed to be issued and outstanding resulting in 157,999,823 shares of the Corporation's Common Stock shares of Common Stock. being issued and outstanding.

            The Reporting Person is the record and beneficial owner of 47,500 shares of D Preferred Stock and, accordingly is deemed to be the owner of 30,457,713 shares of Common Stock into which his D Preferred Stock is convertible. He also is the record owner of warrants (see description in Item 3) that, assuming exercise of the warrants and conversion of D Preferred Stock, would give him the right to acquire an additional 2,404,556 shares of the Corporation's Common Stock. The 32,862,269 shares of Common Stock to which the Reporting Person is entitled pursuant to the D Preferred Stock and warrants discussed above would represent approximately 20.5% of the Corporation's issued and outstanding shares of Common Stock assuming conversion of all D Preferred Stock to Common Stock and exercise of all of the Reporting Person's warrants. Taking into account the Reporting Person's sale of 2,228 shares of D Preferred on January 11, 2002, the Reporting person, as of January 11, 2002, had sole voting and dispositive power over 31,397,642 shares of Common Stock which would represent approximately 16.6% of the class of Common Stock at that date.

            (b) Except as disclosed in Item 5(c), the Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose of, or to direct the disposition of, all of the Corporation's securities owned of record by him. He does not share the power to vote, or to direct the vote, or the power to dispose of, or to direct the disposition of any of the Corporation's securities.

            (c) Except as disclosed in Item 3 above and the next sentence, the Reporting Person was not involved in a transaction in the Corporation's securities within the past 60 days. On January 11, 2002, the Reporting Person sold 2,228 shares of D Preferred Stock two persons who are not affiliates of the Corporation in a private transaction for an aggregate of $100,000. In addition, the Reporting Person, in a private transaction, granted an option to Greg Palmacci to purchase up to 32,018.95 shares of D Preferred. The option is exercisable through January 15, 2003 at an exercise price of $43.724 per share.


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CUSIP No. 758882 104                                           Page 6 of 7 pages

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting person, except as disclosed in Item 5(c) above.

            (e) Not applicable.

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other persons with respect to any securities of the Corporation, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Corporation, except to the extend disclosed in Item 5(c) above.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.


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CUSIP No. 758882 104                                           Page 7 of 7 pages

Signature.

            After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:       January 18, 2002



                                                       /s/ David Miller
                                                       ----------------
                                                       David Miller